Linn Energy, LLC

650 Washington Road, 8th Floor

Pittsburgh, Pennsylvania 15228

January 10, 2006

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attention:  H. Roger Schwall

Re:                               Registration Statement on Form S-1 (No. 333-125501) of
Linn Energy, LLC

Ladies and Gentlemen:

On behalf of Linn Energy, LLC (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. (New York time), on Thursday, January 12, 2006, or as soon thereafter as practicable.  As requested by the staff in its letter of December 9, 2005, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

LINN ENERGY, LLC

By:	/s/ Donald T. Robinson
Name: Donald T. Robinson
Title: Chief Accounting Officer